UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 32869 / October 24, 2017

_____

In the Matter of   :
                                                                           :
Wells Fargo Exchange-Traded Funds Trust   :
Wells Fargo Funds Management, LLC   :
Wells Fargo Funds Distributor, LLC   :
                                                                           :
525 Market Street, 12th Floor   :
San Francisco, CA 94105   :
                                                                           :
                                                                           :
                                                                           :
(812-14681)   :
_____:

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J), AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940

Wells Fargo Exchange-Traded Funds Trust, Wells Fargo Funds Management, LLC and Wells
Fargo Funds Distributor, LLC filed an application on August 5, 2016 and amendments to the
application on December 2, 2016, April 19, 2017 and September 15, 2017, requesting an order
under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from
sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under section
12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act,
and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and
17(a)(2) of the Act.

The order permits: (a) index-based series of certain open-end management investment companies
("Funds") to issue shares redeemable in large aggregations ("Creation Units"); (b) secondary
market transactions in Fund shares to occur at negotiated market prices rather than at net asset
value; (c) certain Funds to pay redemption proceeds, under certain circumstances, more than
seven days after the tender of shares for redemption; (d) certain affiliated persons of a Fund to
deposit securities into, and receive securities from, the Fund in connection with the purchase and
redemption of Creation Units; (e) certain registered management investment companies and unit
investment trusts outside of the same group of investment companies as the Funds to acquire
shares of the Funds; (f) certain Funds to create and redeem Creation Units in-kind in a master-
feeder structure; and (g) certain Funds to issue Shares in less than Creation Unit size to investors
participating in a distribution reinvestment program.

On September 27, 2017, a notice of the filing of the application was issued (Investment Company Act Release No. IC-32836). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Wells Fargo Exchange-Traded Funds Trust, et al. (File No. 812-14681),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary